07003953

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2007
WASH, D.C.
213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KENNY SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7711 CARONDELET AVENUE, SUITE 308
(No. and Street)

ST. LOUIS	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICK KOHNE (314) 726-4777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHEFFEL & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

322 STATE STREET	ALTON	IL	62002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICK KOHNE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KENNY SECURITIES CORPORATION, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANITA SIEVERS
St. Louis County
NOTARY PUBLIC
Comm # 06433453
NOTARY SEAL
My Commission Expires 06-13-2010
STATE OF MISSOURI

Rick K
Signature

President
Title

Anita Sievers
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENNY SECURITIES CORPORATION
TABLE OF CONTENTS
DECEMBER 31, 2006

Richard C. Scheffel, C.P.A.
Dennis E. Ulrich, C.P.A.
Ronald C. Schneider, C.P.A.
Michael E. Fitzgerald, C.P.A.
Kimberly S. Loy, C.P.A.
Steven P. Langendorf, C.P.A.
Steven C. Pembrook, C.P.A.

Scheffel & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

322 State Street
Alton, IL 62002
618-465-4288 Fax 462-3818

143 N. Kansas
P.O. Box 633
Edwardsville, IL 62025
618-656-1206 Fax 656-3536

#2 Woodcrest
Professional Park
Highland, IL 62249
618-654-9895 Fax 654-9898

106 County Road
Jerseyville, IL 62052
618-498-6841 Fax 498-6842

Rural Rt. 3, Box 129BA
U.S. Highway 67 North
Carrollton, IL 62016
217-942-3821 Fax 942-6614

February 23, 2007

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Kenny Securities Corporation

We have audited the accompanying statement of financial condition of Kenny Securities Corporation (a wholly-owned subsidiary of Kenny Capital Management, Inc) (the Company) as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenny Securities Corporation at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I through V are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scheffel & Company P.C.

Richard C. Scheffel, C.P.A.
Dennis E. Ulrich, C.P.A.
Ronald C. Schneider, C.P.A.
Michael E. Fitzgerald, C.P.A.
Kimberly S. Loy, C.P.A.
Steven P. Langendorf, C.P.A.
Steven C. Pembrook, C.P.A.

Scheffel & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

322 State Street
Alton, IL 62002
618-465-4288 Fax 462-3818

143 N. Kansas
P.O. Box 633
Edwardsville, IL 62025
618-656-1206 Fax 656-3536

#2 Woodcrest
Professional Park
Highland, IL 62249
618-654-9895 Fax 654-9898

106 County Road
Jerseyville, IL 62052
618-498-6841 Fax 498-6842

Rural Rt. 3, Box 129BA
U.S. Highway 67 North
Carrollton, IL 62016
217-942-3821 Fax 942-6614

February 23, 2007

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
Kenny Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Kenny Securities Corporation (a wholly-owned subsidiary of Kenny Capital Management, Inc.) (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schaffel & Company P.C.

KENNY SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	43,304
Deposits with Clearing Organizations		106,123
Securities Held for Trading		35,775
Prepaid Expenses		5,744
Intercompany Receivable		501,857
Equipment and Leasehold Improvements, Net		7,605
Other Assets		4,900
TOTAL ASSETS	$	705,308

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts Payable	$	10,876
Total Liabilities	$	10,876
STOCKHOLDER'S EQUITY:		
Common Stock, $0.01 Par Value, 100 Shares Authorized, 100 Shares Issued and Outstanding	$	1
Additional Paid-In Capital		726,004
Retained Earnings (Deficit)		(31,573)
Total Stockholder's Equity	$	694,432
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	705,308

The accompanying notes are an integral part of these financial statements.

EXHIBIT "B"

KENNY SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:		
Commissions	$	52,805
Professional Service Fees		170,037
Investment losses		(80,389)
Other Income		765
Total Revenues	$	143,218
EXPENSES:		
Employee Compensation and Benefits	$	24,312
Occupancy		53,202
Office Expense		42,554
Insurance		36,772
Professional Fees		45,559
Communication Expenses, Clearance and Other Fees		31,278
Interest Expense		1,398
Total Expenses	$	235,075
LOSS BEFORE INCOME TAXES	$	(91,857)
INCOME TAX PROVISION		1,377
NET LOSS	$	(93,234)

The accompanying notes are an integral part of these financial statements.

EXHIBIT "C"

KENNY SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balances at December 31, 2005	100	$ 1	$ 726,004	$ 61,661	$ 787,666
Net Loss				(93,234)	(93,234)
Balances at December 31, 2006	100	$ 1	$ 726,004	$ (31,573)	$ 694,432

The accompanying notes are an integral part of these financial statements.

EXHIBIT "D"

KENNY SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:		
Net Loss	$	(93,234)
Adjustments to Reconcile Net Loss to Net Cash from Operating Activities:		
Depreciation Expense		571
(Increase) Decrease in Operating Assets:		
Deposits with Clearing Organizations		(3,453)
Securities Held for Trading		68,315
Prepaid Expenses		(5,104)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		(35,094)
Total	$	25,235
Net Cash from Operating Activities	$	(67,999)
Cash Flows from Financing Activities:		
Repayment from Parent Company and Affiliate	$	60,317
Net Decrease in Cash	$	(7,682)
Cash, Beginning of Year		50,986
Cash, End of Year	$	43,304
SUPPLEMENTAL INFORMATION		
Interest Paid	$	1,398

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Kenny Securities Corporation (the "Company") is a wholly-owned subsidiary of Kenny Capital Management, Inc. (the "Parent Company"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is incorporated in the state of Delaware and is registered to conduct business in ten states. The Company's operations are located in St. Louis, Missouri.

The Company provides investment research, brokerage services, market making, merger and acquisition services, and investment banking to its clients who are located throughout the United States.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a registered broker-dealer. The financial statements have been prepared on the accrual basis.

Securities Held for Investment

Securities held for investment include stock warrants valued at fair value. Fair value is based on quoted market prices. For those investments that are not actively quoted, fair value is derived using generally accepted industry valuation methods with a 60% discount. Unrealized gains and losses are reflected in revenues.

Equipment and Leasehold Improvements

The Company carries equipment and leasehold improvements at cost net of accumulated depreciation. Depreciation is computed over the estimated useful lives of the assets using both straight-line and accelerated methods. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Revenue Recognition

Commission revenues and related expenses on the sale of securities are recorded on a settlement date basis. Other fees and revenues are recorded when earned, together with related expenses.

Income Taxes

The Company's operations are included in the consolidated federal income tax return of the Parent Company. In accordance with an agreement between the Parent Company and its subsidiaries, federal and state income tax expense is computed as if the individual companies were to file separate tax returns.

Deferred income taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax basis. At December 31, 2006, no deferred tax benefit has been recognized related to the Company's net operating loss carryforward. At this time, management does not believe the Company is likely to realize this future tax benefit.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

No cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds; accordingly, no reserve account is required.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $163,141 which was $63,141 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .07 to 1.

NOTE 5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements consists of the following at December 31, 2006:

Equipment	$ 77,073
Leasehold Improvements	8,155
	$ 85,228
Accumulated Depreciation	77,623
	$ 7,605

NOTE 6. LEASE COMMITMENTS

The Company leases its St. Louis office facility under an operating lease which expires in March, 2007. Total rent expense for the year ended December 31, 2006 was $53,202.

Future minimum lease payments required under the lease are as follows:

Year Ending December 31:

2007	$ 11,145

NOTE 7. RELATED PARTIES

The Parent Company, which is 100% shareholder of the Company, also owns 100% of the outstanding stock of Nicholson-Kenny Capital Management, Inc. ("affiliate"). The Company had the following related party transactions during 2006:

Due from Parent Company	$ 58,365
Due from affiliate	443,492

NOTE 8. CONCENTRATIONS

Currently, the Company utilizes the services of one clearing organization for all of its securities transactions.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers and individual investors. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 9. SIGNIFICANT ESITIMATE – SECURITIES HELD FOR INVESTMENT

The securities held for investment account includes warrants on stock for which the underlying stock covered by the warrants, is in some cases, restricted. The fair market value of these warrants is estimated using generally accepted industry valuation methods. These estimates may be subject to significant changes in the near term. The near term is defined as the period of time within one year from the date of the financial statements.

Securities held for investment include the following investments whose fair value have been estimated, using the generally accepted industry methods at December 31, 2006:

Stock Warrants, at Estimated Fair Value	$ 6,070
Value Factor	40%
Net Estimated Fair Value	$ 2,428

KENNY SECURITIES COPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL		
Total Stockholder's Equity (From Statement of Financial Condition)	$	694,432
Deductions and/or Charges:		
Non-Allowable Assets:		
Prepaid Expenses		5,744
Intercompany Receivable		501,857
Equipment and Leasehold Improvements, Net		7,605
Other Assets		4,900
Securities Held for Trading		5,935
Net Capital, Before Haircuts	$	168,391
Less Haircuts		5,250
Net Capital	$	163,141
AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition		
Accounts Payable	$	10,876
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$	100,000
Excess Net Capital	$	63,141
Ratio: Aggregate Indebtedness to Net Capital		7%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL (INCLUDED IN PART II OF FORM X-17-A-5, AS OF DECEMBER 31, 2006)

Net Capital as Reported in the Company's Part II-A Focus Report as of December 31, 2006 (unaudited)	$	168,176
Less: Increase in Allowable Liabilities		(5,000)
Less: Decrease in Allowable Assets		(35)
Net Capital, as of December 31, 2006	$	163,141

SCHEDULE "II"

KENNY SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

The Company is exempt under Section (k)(2)(ii) as a broker/dealer which does not carry customer accounts.

KENNY SECURITIES CORPORATION
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

The Company is exempt as a broker/dealer which does not carry customer accounts.

KENNY SECURITIES CORPORATION
SCHEDULE OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2006

The Company has no liabilities subordinated to claims of general creditors.

KENNY SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3
DECEMBER 31, 2006

The Company was in compliance with the conditions of exemption.

END